Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

O'Connor Fund of Funds: Long/Short Credit Strategies LLC

September 23, 2013

Dear O'Connor Fund of Funds: Long/Short Credit Strategies LLC Investor:

We are writing to inform you of important dates related to the tender offer (the "Tender Offer") by O'Connor Fund of Funds: Long/Short Credit Strategies LLC (the "Fund").  The Tender Offer period will begin on September 23, 2013 and end on October 21, 2013, and any limited liability company interests (the "Interests") tendered to the Fund will be valued on December 31, 2013 for purposes of calculating the purchase price of such Interests.

As you are aware, the Fund generally conducts a Tender Offer only once each year during the last fiscal quarter, and the purpose of the Tender Offer is to provide liquidity to investors who wish to reduce or eliminate their exposure to the Fund.  This year, the Fund is offering to purchase up to 100% of its issued and outstanding Interests.

You hereby are notified of changes to the Fund's investment program, and are being afforded an opportunity to tender your Interests to the Fund for repurchase in accordance with the procedures described in the Offer to Purchase.  At a meeting of the Board of Directors of the Fund (the "Board") held on September 17, 2013, the Board approved changing the Fund's investment program to one that seeks to provide diversification among traditional fixed-income portfolios. Effective as of January 1, 2014, the Fund will seek to achieve its objective by deploying its assets primarily among a select group of portfolio managers (the "Investment Managers") that may employ a wide range of fixed-income and derivative (and, to a lesser extent, equity) strategies to take advantage of market opportunities and pricing inefficiencies between the perceived value of a debt or equity obligation and its market value.  Please see Section 11 of the Offer to Purchase for additional information regarding the Investment Managers' investment strategies.

The independent Directors of the Fund may, in the exercise of their fiduciary duties on behalf of those investors who would remain in the Fund following the Tender Offer, determine to cancel the Tender Offer and decide instead to liquidate the Fund.  A decision to liquidate the Fund would likely occur if, among other reasons, the value of Interests tendered by investors exceeds an amount that may adversely affect the ability of UBS Alternative and Quantitative Investments LLC, the Fund's investment adviser, to continue to manage effectively the Fund's portfolio.  Any decision to liquidate the Fund would be made by the independent Directors based on advice from the Fund's investment adviser regarding the viability of the Fund after accounting for all requested tenders.  In the event that the Tender Offer is not cancelled, it is expected that cash payments would be made during January 2014.  Should the Fund be placed into liquidation, however, the Fund's investment adviser will provide investors with additional guidance with respect to the exact timing of final payments but initial liquidation payments would be expected to commence during the first quarter of 2014.

Should you wish to sell any of your Interests during this Tender Offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), either in the enclosed postage-paid envelope or by fax.  No action is required if you do not wish to sell any of your Interests at this time.

All requests to tender Interests must be received by BNY, either by mail or by fax, in good order, by October 21, 2013.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY by calling (877) 431-1973.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Tender Offer Administrator at BNY, (877) 431-1973.

Sincerely,

O'Connor Fund of Funds: Long/Short Credit Strategies LLC